February 4, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Subject:	Request for Acceleration
Registration Statement on Form S-1
(File No. 333-192361)

Ladies and Gentlemen:

Reference is made to the subject registration statement filed by CytoDyn Inc. (the “Registrant”) on November 15, 2013 and amended on January 31, 2014.

The Registrant hereby requests acceleration of the effective date of said registration statement so that it becomes effective at 4:00 p.m. Eastern Standard Time on February 5, 2014, or as soon thereafter as practicable.

In connection with the acceleration request, the Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective via email to me at mmulholland@cytodyn.com, as well as to Mary Ann Frantz at maryann.frantz@millernash.com.

Very truly yours,

CYTODYN INC.

By	/s/ Michael D. Mulholland
Michael D. Mulholland Chief Financial Officer, Treasurer, and Corporate Secretary

CytoDyn Inc.    1111 Main Street, Suite 660, Vancouver, Washington 98660    Telephone (360) 980-8524